MANAGEMENT’S REPORT

Management’s Report

Management’s Responsibility On Financial Statements

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of four independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Management’s Report On Internal Control Over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Signed by:
“Ross G. Clarkson”	“David C. Ferguson”

Ross G. Clarkson	David C. Ferguson
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 11, 2011

2010	20

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation

We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of income (loss) and retained earnings, comprehensive income (loss) and cash flows for each of the years then ended and the notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Other matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada
March 11, 2011

21	2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2010 of the Company and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
March 11, 2011

2010	22

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Expressed in thousands of U.S. Dollars, except per share amounts)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

REVENUE
Oil sales, net of royalties and other	$157,220	$102,805
Derivative (loss) on commodity contracts (Note 16)	(670)	(4,213)
Other income	28	44
	156,578	98,636

EXPENSES
Operating	26,850	24,765
General and administrative	14,588	11,427
Foreign exchange loss (gain)	216	(1,032)
Interest on long-term debt	3,317	2,461
Depletion and depreciation (Note 5)	33,933	47,579
	78,904	85,200

Income before income taxes	77,674	13,436

Income taxes – current (Note 11)	39,807	21,853

NET INCOME (LOSS)	37,867	(8,417)

Retained earnings, beginning of year	80,013	88,430

RETAINED EARNINGS, END OF YEAR	$117,880	$80,013

Net income (loss) per share (Note 14)
Basic	0.57	(0.13)
Diluted	0.55	(0.13)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Net income (loss)	$37,867	$(8,417)
Other comprehensive loss:
Foreign currency translation adjustment	-	-

COMPREHENSIVE INCOME (LOSS)	$37,867	$(8,417)

See accompanying notes to the consolidated financial statements.

23	2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$57,782	$16,177
Accounts receivable	69,085	35,319
Derivative commodity contracts (Note 16)	303	-
Prepaids and other	2,867	1,909

	130,037	53,405

Restricted cash (Note 4)	3,387	-
Goodwill (Note 6)	8,180	8,180
Property and equipment (Note 5)	200,297	167,297

	$341,901	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$41,772	$14,879
Derivative commodity contracts (Note 16)	-	514
Current portion of long-term debt (Note 7)	-	49,799

	41,772	65,192

Long-term debt (Note 7)	86,420	-

	128,192	65,192

Commitments and contingencies (Note 17)
Subsequent event (Note 19)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	80,193	66,106
Contributed surplus (Note 10)	4,756	6,691
Accumulated other comprehensive income (Note 13)	10,880	10,880
Retained earnings	117,880	80,013

	213,709	163,690

	$341,901	$228,882

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board.

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

2010	24

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$37,867	$(8,417)

Adjustments for:
Depletion and depreciation	33,933	47,579
Amortization of deferred financing costs	836	569
Stock-based compensation (Note 9)	2,749	2,011
Unrealized (gain) loss on commodity contracts	(816)	3,322
Changes in non-cash working capital (Note 12)	(23,065)	(8,265)

	51,504	36,799

FINANCING
Increase in long-term debt (Note 7)	95,916	-
Repayments of long-term debt (Note 7)	(55,916)	(8,000)
Deferred financing costs	(4,216)	-
Options surrendered for cash payments (Note 8)	-	(13)
Issue of common shares for cash (Note 8)	9,959	16,578
Issue costs for common shares (Note 8)	-	(1,204)
Changes in non-cash working capital (Note 12)	-	(1,515)

	45,743	5,846

INVESTING
Exploration and development expenditures	(66,932)	(35,546)
Changes in restricted cash	(3,387)	-
Changes in non-cash working capital (Note 12)	14,677	1,444

	(55,642)	(34,102)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	41,605	8,543

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF YEAR	$57,782	$16,177

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$2,481	$1,892
Cash taxes paid	39,807	21,853
Cash is comprised of cash on hand and balances with banks	27,782	14,274
Cash equivalents	30,000	1,903

See accompanying notes to the consolidated financial statements.

25	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2010 and 2009 and for the years then ended
(Expressed in U.S. Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”). Information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) is included in Note 20. In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in two geographic areas:

  West Gharib area, East Ghazalat area and Nuqra Block 1 within the Arab Republic of Egypt (“Egypt”); and
  Block 32, Block S-1, Block 72, and Block 75 within the Republic of Yemen (“Yemen”).

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Foreign Currency Translation

The accounts of the integrated Canadian operations are translated using the temporal method, whereby monetary assets and liabilities are translated at year end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses relating to the integrated Canadian operations are included in net income. Prior to May 1, 2008, the Canadian operations were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity.

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For the Company’s international operations, all government interests, except for income taxes, are considered royalty payments. The Company’s revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

2010	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income (loss) per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net income (loss) per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments such as treasury bills with original maturity of less than 90 days.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation, Depletion, Amortization and Impairment

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent reserve evaluators. Gas reserves and production are converted into equivalent units using the energy equivalency conversion method of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20% in a particular country, in which case a gain or loss on disposal is recorded.

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the cost, less impairment, of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the cost, less impairment, of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%.

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. From 2006 onward, the fair values are determined using the lattice-based binomial option pricing model and for years 2005 and prior, the Black-Scholes option pricing model was used. Compensation costs are recognized over the vesting period. The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the Consolidated Balance Sheets at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

27	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the Consolidated Balance Sheets at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts, cash and cash equivalents and restricted cash as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The classification of all financial instruments has not changed since inception. The Company has elected to classify all derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value measurements, stock based compensation, employee future benefits, future income taxes and amounts used in impairment tests for intangible assets, goodwill, and property, plant and equipment are based on estimates. These estimates include oil and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change on the financial statements.

2010	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ADOPTION OF NEW ACCOUNTING POLICY

Share Appreciation Rights

The Company adopted a share appreciation rights plan in March 2010, which is described in Note 9. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

3. FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises. While the adoption of IFRS will not change the actual cash flows of the Company, it will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

4. RESTRICTED CASH

As at December 31, 2010, the Company had restricted cash of $3.4 million (2009 - $nil) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 7). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

5. PROPERTY AND EQUIPMENT

Egypt
(000s)	2010	2009
Oil and gas properties	$242,561	$184,605
Furniture and fixtures	3,232	3,166
Accumulated depletion and depreciation	(94,289)	(68,692)

	$151,504	$119,079

TransGlobe holds a 100% working interest in the West Gharib Concession area in Egypt. The eight approved West Gharib development leases are valid for 20 years, if productive, expiring between 2019 and 2026.

On January 25, 2010, TransGlobe entered into a farm-out agreement to earn a 50% interest in the East Ghazalat Concession area in the Western Desert of Egypt. The Contractor (Joint Venture Partners) is in the first, two-year extension period of the East Ghazalat Concession Agreement which expires in June 2012. The Contractor has filed a Declaration of Commercial Discovery for the Safwa field and is finalizing the initial Safwa development lease and development plan.

The Contractor (Joint Venture Partners) is in the second, three-year extension period of the Nuqra Concession Agreement which expires in July 2012.

During the year, the Company capitalized general and administrative costs relating to exploration and development activities of $2.2 million (2009 - $1.2 million). Unproven property costs in the amount of $9.8 million (2009 - $9.8 million) were excluded from costs subject to depletion and depreciation representing costs incurred in Nuqra and undeveloped land in West Gharib and East Ghazalat. Future development costs for Proved reserves included in the depletion calculation for the year ended December 31, 2010 totaled $19.1 million (2009 - $4.9 million).

Yemen
(000s)	2010	2009
Oil and gas properties	$133,836	$126,152
Accumulated depletion and depreciation	(86,349)	(78,666)

	$47,487	$47,486

The Company has working interests in four blocks in Yemen: Block 32, Block S-1, Block 72, and Block 75. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five-year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five-year extension. The Block 72 joint venture partnership entered into a farm-out agreement during 2010 which reduced TransGlobe’s working interest from 33% to 20%. At December 31, 2010, the Contractor (Joint Venture Partners) was in the second, 30-month exploration period of the Block 72 PSA which commenced January 2009. The Contractor (Joint Venture Partners) is in the first, 36-month exploration period commencing March 8, 2008 of the Block 75 (25%) PSA. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011.

29	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year, the Company capitalized overhead costs relating to exploration and development activities of $0.4 million (2009 - $0.2 million). Unproven property costs in the amount of $11.6 million in 2010 (2009 - $10.8 million) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72 and Block 75. Future development costs for Proved reserves included in the depletion calculation for the year ended December 31, 2010 totaled $2.8 million (2009 - $12.3 million).

Corporate
(000s)	2010	2009
Furniture and fixtures	$3,147	$2,333
Accumulated depreciation	(1,841)	(1,601)

	$1,306	$732

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2010 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines the oil prices used in the impairment test at December 31, 2010:

Year	Egypt	Yemen
2011	82.17	92.00
2012	81.12	90.78
2013	81.92	91.63
2014	83.67	93.53
2015	86.45	96.50
Thereafter(1)	2.0%	2.0%

(1)	Percentage change represents the increase in each year after 2015 to the end of the reserve life.

6. GOODWILL

(000s)	2010	2009
Balance, beginning of year	$8,180	$8,180
Changes during the year	-	-
Balance, end of year	$8,180	$8,180

7. LONG-TERM DEBT

	2010	2009
Bank debt	$90,000	$50,000
Deferred financing costs	(3,580)	(201)
	86,420	49,799

Current portion of long-term debt (net of deferred financing costs)	-	49,799
	$86,420	$-

As at December 31, 2009, the Company had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. The Revolving Credit Agreement was set to expire on September 25, 2010 and was secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bore interest at the Eurodollar Rate plus three percent.

On July 22, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the previous Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. The new credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the year ended December 31, 2010, the average effective interest rate was 6.4% (2009 –4.3%) . As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

2010	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated future debt payments on long-term debt, as of December 31, 2010 are as follows:

000s)
2011	$-
2012	22,255
2013	34,548
2014	24,743
2015	8,454

$90,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	65,399	$66,106	59,500	$50,532
Share issuance	-	-	5,798	16,312
Stock options exercised	2,177	9,959	101	266
Stock options surrendered for cash payments	-	-	-	(13)
Stock-based compensation on exercise	-	4,128	-	213
Share issue costs	-	-	-	(1,204)

Balance, end of year	67,576	$80,193	65,399	$66,106

The Company received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and expired September 6, 2010. During the years ended December 31, 2010 and December 31, 2009, the Company did not repurchase any common shares.

9. STOCK OPTION PLAN

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options vest one-third on each of the first, second and third anniversaries of the grant date. Options granted expire five years after the grant date.

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	2010		2009
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	5,478	4.12	5,600	4.20

Granted	1,430	7.22	815	3.45
Exercised	(2,177)	4.67	(101)	2.92
Exercised for cash	-	-	(80)	3.26
Forfeited	(575)	4.04	(756)	3.91

Options outstanding, end of year	4,156	4.89	5,478	4.12

Options exercisable, end of year	1,366	3.80	2,335	4.72

31	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average	Weighted-		Average	Weighted-
	Number	Remaining	Average	Number	Remaining	Average
	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Exercise Prices	Dec. 31, 2010	Life	Price	Dec. 31, 2010	Life	Price
(C$)	(000s)	(Years)	(C$)	(000s)	(Years)	(C$)
2.28-3.50	1,610	3.1	2.96	667	3.0	2.89
3.51-5.00	1,191	2.7	4.52	598	2.1	4.57
5.01-6.50	234	2.6	5.44	101	1.7	5.22
6.51-8.00	827	4.4	7.37	-	-	-
8.01-15.12	294	4.6	9.49	-	-	-
	4,156	3.3	4.89	1,366	2.5	3.80

Stock–based compensation

Compensation expense of $2.2 million has been recorded in general and administrative expenses in the Consolidated Statements of Income (Loss) and Retained Earnings in 2010 (2009 - $2.0 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted-average fair value of options granted during 2010 and the assumptions used in their determination are as follows:

	2010	2009
Weighted-average fair market value per option (C$)	2.81	1.25
Risk free interest rate (%)	2.70	2.54
Expected life (years)	5	5
Expected volatility (%)	48.94	44.06
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	12	12
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the year, employees exercised 2,177,000 (2009 – 101,000) stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $4.1 million (2009 - $0.2 million) at time of grant and has been transferred from contributed surplus to common shares.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead the units are settled in cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

2010
Weighted-
	Number	Average
	of	Exercise
(000s, except per share amounts)	Units	Price (C$)
Outstanding, beginning of year	-	-
Granted	150	6.61
Exercised	-	-
Forfeited	-	-

Outstanding, end of year	150	6.61

Exercisable, end of year	-	-

The mark-to-market liability for the share appreciation rights plan as at December 31, 2010 amounted to $0.6 million and was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and general and administrative expenses on the Consolidated Statements of Income (Loss) and Retained Earnings.

10. CONTRIBUTED SURPLUS

(000s)	2010	2009
Contributed surplus, beginning of year	$6,691	$4,893
Stock-based compensation expense	2,193	2,011
Transfer to common shares on exercise of options	(4,128)	(213)
Contributed surplus, end of year	$4,756	$6,691

2010	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

(000s)	2010	2009
Differences related to:
Property and equipment	$1,148	$(227)
Non-capital losses carried forward	4,964	2,728
Share issue expenses	221	535
	6,333	3,036
Valuation allowance for future income tax assets	(6,333)	(3,036)

Future income tax asset	$-	$-

The Company has non-capital losses of $19.9 million that expire between 2028 and 2030.

Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1 and under the laws of Egypt pursuant to the PSC on the West Gharib Concession.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 28.0% (2009 – 29.0%) to income before taxes as follows:

(000s)	2010	2009
Income taxes calculated at the Canadian statutory rate	$21,749	$3,897
Increases (decreases) in income taxes resulting from:
Permanent differences	636	540
Changes in valuation allowance, net of foreign exchange	3,055	552
Different tax rates in Yemen and Egypt	15,275	15,950
Changes in tax rates and other	(908)	914
Current income taxes	$39,807	$21,853

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2010	2009
Operating activities
Increase in current assets
Accounts receivable	$(33,766)	$(6,514)
Prepaids and other	(921)	(422)
Increase in current liabilities
Accounts payable and accrued liabilities	11,622	(1,329)
	$(23,065)	$(8,265)
Financing activities
Increase in current liabilities
Accounts payable and accrued liabilities	$-	$(1,515)
	$-	$(1,515)
Investing activities
Increase in current assets
Prepaids and other	$(36)	$-
Increase in current liabilities
Accounts payable and accrued liabilities	14,713	1,444
	$14,677	$1,444

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

(000s)	2010	2009
Accumulated other comprehensive income, beginning of year	$10,880	$10,880
Other comprehensive income	-	-
Accumulated other comprehensive income, end of year	$10,880	$10,880

33	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. PER SHARE AMOUNTS

In calculating the net income (loss) per share, basic and diluted, the following weighted-average shares were used:

(000s)	2010	2009
Weighted-average number of shares outstanding	66,328	64,443
Dilutive effect of stock options	2,775	-
Weighted-average number of diluted shares outstanding	69,103	64,443

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2010, the Company excluded 60,000 options as their exercise price was greater than the average common share market price in this period. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2009, the Company excluded all stock options outstanding because there was a net loss in the year then ended.

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above-stated criteria, funds flow from operations is defined as the net income or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

(000s)	2010	2009
Shareholders’ equity	$213,709	$163,690
Long-term debt, including the current portion (net of unamortized transaction costs)	86,420	49,799
Cash and cash equivalents	(57,782)	(16,177)

Total capital	$242,347	$197,312

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	2010	2009
Long-term debt, including the current portion (net of unamortized transaction costs)	$86,420	$49,799

Cash flow from operating activities	$51,504	$36,799
Changes in non-cash working capital	23,065	8,265
Funds flow from operations	$74,569	$45,064

Ratio	1.2	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at December 31, 2010. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at December 31, 2010.

2010	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents and restricted cash as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2010		December 31, 2009
Classification (000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets held-for-trading	$61,472	$61,472	$16,177	$16,177
Loans and receivables	69,085	69,085	35,296	35,296
Financial liabilities held-for-trading	-	-	514	514
Other liabilities	128,192	131,772	64,599	64,800

Assets and liabilities at December 31, 2010 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the delay in payments, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at December 31, 2010
Neither impaired nor past due	25,157
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	8,985
31-60 days	8,395
61-90 days	8,350
Over 90 days	18,198

In Egypt, the Company sold all of its 2010 and 2009 production to one purchaser. In Yemen, the Company sold all of its 2010 and 2009 Block 32 production to one purchaser and all of its 2010 and 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding immediately following December 31, 2010:

35	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
January 1, 2011-December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011-December 31, 2011*	20,000 Bbl/month	Financial Floor	$75.00
* Contract entered into in January 2011.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease net income, for the year ended December 31, 2010, by $0.1 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase net income, for the year ended December 31, 2010, by $0.3 million.

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in net income for the year ended December 31, 2010 of approximately $0.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net income by $0.2 million for the same period. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the year ended December 31, 2010, by $0.5 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the year ended December 31, 2010, by $0.5 million.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and Proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2010:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$41,772	$41,772	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	90,000	-	56,803	33,197	-
Office and equipment leases	No	11,255	1,474	3,422	1,970	4,389
Minimum work commitments[3]	No	5,433	1,890	3,543	-	-
Total		$148,460	$45,136	$63,768	$35,167	$4,389

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at December 31, 2010 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, in addition to the Company’s capital programs.

The existing banking arrangement at December 31, 2010 consists of a Revolving Credit Facility of $100.0 million of which $90.0 million was drawn.

2010	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 16).

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has entered into a farm-in agreement with TOTAL E&P Yemen which has reduced TransGlobe’s interest in the concession to 20%. This commitment was fully satisfied subsequent to December 31, 2010.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

37	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION

	Egypt		Yemen		Total
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$114,895	$64,117	$42,325	$38,688	$157,220	$102,805

Segmented expenses
Operating	16,464	14,703	10,386	10,062	26,850	24,765
Depletion and depreciation	26,010	37,942	7,683	9,436	33,693	47,378
Income taxes	29,686	13,980	10,121	7,873	39,807	21,853

Total segmented expenses	72,160	66,625	28,190	27,371	100,350	93,996

Segmented income (loss)	$42,735	$(2,508)	$14,135	$11,317	56,870	8,809

Non-segmented expenses
Derivative loss on commodity contracts (Note 16)					670	4,213
General and administrative					14,588	11,427
Interest on long-term debt					3,317	2,461
Depreciation					240	201
Foreign exchange loss (gain)					216	(1,032)
Other income					(28)	(44)

Total non-segmented expenses					19,003	17,226

Net income (loss)					$37,867	$(8,417)

Capital expenditures
Exploration and development	$58,435	$28,349	$7,684	$7,013	$66,119	$35,362
Corporate					813	184

Total capital expenditures					$66,932	$35,546

	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31
(000s)	2010	2009	2010	2009	2010	2009
Property and equipment	$151,504	$119,079	$47,487	$47,486	$198,991	$166,565
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	70,380	41,347	11,378	5,877	81,758	47,224
Segmented assets	$230,064	$168,606	$58,865	$53,363	288,929	221,969
Non-segmented assets					52,972	6,913

Total assets					$341,901	$228,882

19. SUBSEQUENT EVENT

On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

2010	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with U.S. GAAP as described below.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income (loss) would have been reported as follows:

(000s, except per share amounts)	2010	2009
Net income (loss) for the year under Canadian GAAP	$37,867	$(8,417)
Adjustments:
Depletion and depreciation (Note 20a)	13,197	24,514
Stock-based compensation (Note 20b)	450	-
Net income for the year under U.S. GAAP	51,514	16,097
(Deficit), beginning of year - U.S. GAAP	(3,663)	(19,760)

Retained earnings (deficit), end of year - U.S. GAAP	$47,851	$(3,663)

Net income per share under U.S. GAAP
- Basic	0.78	0.25
- Diluted	0.75	0.24

Statement of Other Comprehensive Income

Had the Company followed U.S. GAAP, the statement of other comprehensive income would have been reported as follows:

(000s)	2010	2009
Net income – U.S. GAAP	$51,514	$16,097
Currency translation adjustment (Note 20d)	-	-
Other comprehensive income	$51,514	$16,097

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, the balance sheet would have been reported as follows:

(000s)	2010		2009
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Current assets	$130,037	$130,037	$53,405	$53,405
Restricted cash	3,387	3,387	-	-
Property and equipment (Note 20a)	200,297	137,793	167,297	91,596
Deferred financing costs (Note 20f)	-	3,580	-	201
Goodwill (Note 20a)	8,180	-	8,180	-

	$341,901	$274,797	$228,882	$145,202

Current liabilities	$41,772	$41,322	$65,192	$65,393
Long-term debt (Note 20f)	86,420	90,000	-	-
	128,192	131,322	65,192	65,393

Share capital (Notes 20b, 20c and 20d)	80,193	81,896	66,106	67,809
Contributed surplus (Note 20b)	4,756	2,848	6,691	4,783
Accumulated other comprehensive income	10,880	10,880	10,880	10,880
Retained earnings (deficit) (Notes 20b and 20c)	117,880	47,851	80,013	(3,663)
	213,709	143,475	163,690	79,809

	$341,901	$274,797	$228,882	$145,202

39	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciling items between share capital and retained earnings (deficit) for Canadian and U.S. GAAP are $0.8 million related to escrowed shares, and $1.3 million related to flow through shares. The remaining retained earnings (deficit) variance relates to the impairment losses required for U.S. GAAP in 2008, which were not recognized for Canadian GAAP. The aggregate of the impairment losses in Egypt and Yemen in 2008 was $94.5 million. These impairment losses have also caused a depletion and depreciation expense variance between U.S. GAAP and Canadian GAAP in 2010 and 2009, which has partially offset the initial reduction in retained earnings (deficit) caused by recognizing the losses. The reconciling items between contributed surplus and retained earnings (deficit) for Canadian and U.S. GAAP are $0.3 million for the adoption of stock-based compensation under Canadian GAAP and $2.0 million for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005. The reconciling item between share capital and contributed surplus is $0.4 million for the transfer of compensation expense related to options exercised in 2005 and prior.

a) Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue using the trailing 12-month average prices from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing and before tax to determine whether impairment exists. In Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP or U.S. GAAP for the years ended December 31, 2010 or December 31, 2009. In 2008, under U.S. GAAP, the unamortized capitalized cost of the Company’s Egypt and Yemen oil and gas properties exceeded the full cost ceiling limitation by $79.9 million and $14.6 million, respectively, net of taxes, which were written off for U.S. GAAP purposes. These impairment charges also decreased the depletion and depreciation expense for U.S. GAAP purposes by $13.2 million in 2010 and $24.5 million in 2009. Goodwill was tested for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit, which resulted in an impairment charge to goodwill of $3.9 million in 2008 (2007 - $4.3 million impairment charge). Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

b) Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 9. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, effective January 1, 2006, the Company has adopted an accounting standard that required compensation costs related to share-based payment transactions to be recognized as an expense at fair value with re-measurement to fair value each period. The compensation expense is recognized over the period that an employee provides service in exchange for the award, with forfeitures estimated at each period end. As permitted, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 and prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs were recognized in the financial statements per U.S. GAAP.

The effect of applying the intrinsic value method in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $0.7 million (2004 - $1.3 million) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $0.3 million in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $0.4 million for options exercised since the compensation expense was transferred into common shares for Canadian GAAP. This is not required for U.S. GAAP.

The Company has a share appreciation rights plan as more fully described in Note 9. For Canadian GAAP, the intrinsic value method is utilized, whereby obligations are accrued for over the vesting period and represent the difference between the market value of the Company’s common shares and the exercise price of the rights. For U.S. GAAP, the fair value method is utilized, whereby obligations are calculated using the lattice-based binomial option pricing model. The fair value of each share appreciation right is estimated on the date of grant and recognized over the vesting period using the following assumptions:

2010
Risk free interest rate (%)	1.86
Expected life (years)	5
Expected volatility (%)	43.14
Dividend per share	0.00
Expected forfeiture rate (non-executive employees) (%)	0

c) Future Income Taxes

The Company records the renouncement of tax deductions related to flow-through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares, is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s consolidated financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2010, $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002, $Nil in 2001 and $0.3 million in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002, $Nil in 2001 and $0.3 million in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

2010	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $Nil in 2010, $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $Nil in 2010, $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 to record an additional valuation allowance against the increased tax asset.

d) Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $0.8 million with the offset to deficit.

e) Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted an accounting interpretation providing guidance for accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under this interpretation, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption. This interpretation has no effect on TransGlobe.

f) Deferred Financing Costs

The Company has presented transaction costs differently for Canadian and U.S. GAAP. Under Canadian GAAP transaction costs are included with the associated financial instrument whereas under U.S. GAAP transaction costs are presented separately as an asset.

g) Accounting Policies Adopted for U.S. GAAP

Variable Interest Entities
In June 2009, authoritative guidance was released which required the enterprise to qualitatively assess if it is the primary beneficiary of the VIE and, if so, the VIE must be consolidated. This standard is effective for years beginning after November 15, 2009; therefore, the Company adopted it for the year-ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

Transfers of Financial Assets
In June 2009, authoritative guidance was released which changes how companies account for transfers of financial assets and eliminates the concept of qualifying special-purpose entities. This standard is effective for years beginning after November 15, 2009; therefore, the Company adopted it for the year-ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

Fair Value Measurements and Disclosures
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements”, which updates the guidance in ASC Topic 820, Fair Value Measurements and Disclosures, to provide more disclosures regarding the different classes of assets and liabilities measured at fair value and the levels in which they are grouped (see Note 16), the valuation techniques and inputs used, and the activity within and transfers between different levels. This updated guidance became effective for interim and annual periods beginning after December 15, 2009; therefore, the Company adopted it for the year ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

41	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent Events
In February 2010, the FASB issued ASU No. 2010-09, which updates the guidance in ASC Topic 855, Subsequent Events, to no longer require companies that file with the United States Securities and Exchange Commission (“SEC”) to indicate the date through which subsequent events have been reviewed and analyzed. This updated guidance became effective for interim or annual periods ending after June 15, 2010; therefore, the Company adopted it for the year-ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

42	2010